FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

      Form 20-F ______              Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

New Found Intercepts 92 g/t Au Over 2m at Monte Carlo

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 11, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 46 diamond drill holes that were completed as part of a drill program designed to test the newly discovered Monte Carlo Zone, an east-west striking, steeply dipping high-grade vein located on the west side of the highly prospective Appleton Fault Zone (“AFZ”), as well as from systematic grid drilling on the west side of the AFZ. New Found’s 100%-owned Queensway project comprises a 1,662km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Monte Carlo Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-1025[2]	10.95	21.05	10.10	2.67	Monte Carlo
And[3]	50.90	59.85	8.95	2.25
NFGC-22-1045[2]	32.35	35.15	2.80	14.91	Monte Carlo
Including	32.35	34.30	1.95	19.13
NFGC-22-1070[3]	13.00	28.25	15.25	1.66	Monte Carlo
NFGC-23-1135[1]	49.30	55.55	6.25	7.49	Monte Carlo
Including	49.30	49.65	0.35	40.00
Including	54.30	55.05	0.75	33.00
NFGC-23-1683[1]	36.20	38.25	2.05	23.52	Monte Carlo
Including	36.20	36.75	0.55	80.95
And[1]	51.55	54.25	2.70	18.85
Including	52.00	52.35	0.35	131.10
NFGC-23-1687[1]	103.70	105.85	2.15	18.95	Monte Carlo
Including	104.90	105.40	0.50	77.73
NFGC-23-1690[2]	166.75	168.75	2.00	91.86	Monte Carlo
Including	166.75	167.85	1.10	166.89

Table 1: Monte Carlo Drilling Highlights

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

  Targeted drilling at the Monte Carlo discovery, initially announced on May 10, 2023, has intersected multiple high-grade gold intervals including 91.9 g/t Au over 2.00m in NFGC-23-1690, 23.5 g/t Au over 2.05m and 18.9 g/t Au over 2.70m in NFGC-23-1683, and 14.9 g/t Au over 2.80m in NFGC-22-1045 (Figures 1-4).
  Monte Carlo is a high-grade gold zone located adjacent to Lotto on the west side of the AFZ and is hosted in an east-west striking steeply dipping fault zone that has been intercepted over a strike length of 520m and down to a vertical depth of 160m. Today’s drilling has expanded upon a high-grade segment of Monte Carlo that starts at surface and has a strike length that now spans 135m.
  Exploration continues at Monte Carlo with a focus on expanding the highest-grade segment of the fault down dip, which currently remains open.

Melissa Render, VP of Exploration of New Found, stated: “We are pleased with today’s results from Monte Carlo highlighting a high-grade gold domain within the host structure. This high-grade domain shares several characteristics with Lotto and Golden Joint in terms of mineralization strength, as well as style and continuity. With several assays pending, and an expansive strike length that remains open to depth, exploration drilling will continue with the aim of developing this zone down-dip. Meanwhile, targeted and grid drilling continues on the west side of the AFZ – drilling that has led to multiple discoveries including Keats West, K2, and Monte Carlo. This western corridor has proven to be equally as prospective as the east side, which is home to the Keats, Keats North, Iceberg, Iceberg East, Golden Joint, Lotto, Jackpot, and Everest discoveries.”

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-997[1]	6.75	12.20	5.45	2.19	Monte Carlo
NFGC-22-1008	No Significant Values				Monte Carlo
NFGC-22-1021	No Significant Values				Monte Carlo
NFGC-22-1025[2]	10.95	21.05	10.10	2.67	Monte Carlo
And[3]	50.90	59.85	8.95	2.25
NFGC-22-1045[2]	32.35	35.15	2.80	14.91	Monte Carlo
Including	32.35	34.30	1.95	19.13
NFGC-22-1070[3]	13.00	28.25	15.25	1.66	Monte Carlo
And[4]	45.80	51.90	6.10	2.36
And[2]	166.80	169.00	2.20	2.46
NFGC-22-1077[1]	18.20	20.45	2.25	2.59	Monte Carlo
NFGC-23-1090[4]	11.65	13.90	2.25	1.06	Monte Carlo
And[1]	39.25	41.45	2.20	1.19
And[1]	55.95	58.15	2.20	1.16
NFGC-23-1094[1]	30.25	33.85	3.60	1.33	Monte Carlo
NFGC-23-1096[2]	40.00	43.10	3.10	1.46	Monte Carlo
And[1]	95.45	97.70	2.25	1.45
NFGC-23-1101[3]	79.00	85.15	6.15	1.29	Monte Carlo
And[3]	92.00	94.75	2.75	1.10
And[2]	132.95	141.35	8.40	2.99
Including	134.35	134.80	0.45	12.11
NFGC-23-1113A1	90.00	92.90	2.90	1.11	Monte Carlo
And[4]	200.00	203.15	3.15	1.87
NFGC-23-1122	No Significant Values				Monte Carlo
NFGC-23-1135[1]	49.30	55.55	6.25	7.49	Monte Carlo
Including	49.30	49.65	0.35	40.00
Including	54.30	55.05	0.75	33.00
And[1]	67.10	69.10	2.00	7.80
Including	68.45	69.10	0.65	22.30
NFGC-23-1179[1]	138.00	145.15	7.15	3.12	Monte Carlo
Including	144.00	144.40	0.40	12.39
And[1]	163.80	166.00	2.20	1.56
NFGC-23-1187[1]	160.15	162.15	2.00	1.16	Monte Carlo
NFGC-23-1196[1]	95.80	102.35	6.55	1.29	Monte Carlo
And[1]	232.65	235.25	2.60	8.13
Including	232.65	232.95	0.30	65.00
NFGC-23-1205	No Significant Values				Monte Carlo
NFGC-23-1216[4]	150.00	152.65	2.65	1.70	Monte Carlo
And[1]	167.00	171.00	4.00	2.72
NFGC-23-1221	No Significant Values				Monte Carlo
NFGC-23-1228[1]	188.00	190.20	2.20	1.06	Monte Carlo
NFGC-23-1237[1]	141.20	143.50	2.30	1.90	Monte Carlo
NFGC-23-1271[4]	29.00	31.10	2.10	3.15	Monte Carlo
NFGC-23-1280[4]	111.15	113.25	2.10	1.08	Monte Carlo
And[4]	163.25	165.80	2.55	1.05
And[4]	167.00	169.00	2.00	1.02
And[2]	183.70	187.75	4.05	1.70
And[4]	296.00	298.45	2.45	1.67
NFGC-23-1290[3]	143.90	152.25	8.35	1.59	Monte Carlo
And[4]	188.75	190.85	2.10	1.59
NFGC-23-1298[4]	26.70	30.40	3.70	1.08	Monte Carlo
And[2]	106.40	109.15	2.75	1.18
And[2]	116.90	119.15	2.25	2.63
And[3]	177.10	181.50	4.40	3.77
Including	179.15	179.65	0.50	12.65
NFGC-23-1353[4]	79.50	82.40	2.90	1.01	Monte Carlo
And[2]	109.75	114.00	4.25	1.53
NFGC-23-1362[4]	173.70	176.25	2.55	1.12	Monte Carlo
NFGC-23-1369[4]	90.35	93.00	2.65	1.47	Monte Carlo
And[4]	106.00	108.00	2.00	1.90
And[4]	127.00	131.55	4.55	1.66
And[4]	160.00	162.00	2.00	1.23
NFGC-23-1381	No Significant Values				Monte Carlo
NFGC-23-1390[1]	54.00	56.45	2.45	1.51	Monte Carlo
And[4]	236.00	238.00	2.00	4.26
NFGC-23-1399[4]	199.50	201.65	2.15	2.50	Monte Carlo
NFGC-23-1410[4]	21.30	24.20	2.90	1.66	Monte Carlo
NFGC-23-1420[4]	8.55	12.15	3.60	1.29	Monte Carlo
And[4]	78.65	83.20	4.55	1.13
NFGC-23-1431	No Significant Values				Monte Carlo
NFGC-23-1441[4]	263.15	265.35	2.20	1.27	Monte Carlo
NFGC-23-1442[1]	54.40	56.90	2.50	3.91	Monte Carlo
And[1]	75.65	77.95	2.30	1.38
NFGC-23-1455[4]	54.20	57.00	2.80	1.36	Monte Carlo
NFGC-23-1481	No Significant Values				Monte Carlo
NFGC-23-1503	No Significant Values				Monte Carlo
NFGC-23-1518	No Significant Values				Monte Carlo
NFGC-23-1531	No Significant Values				Monte Carlo
NFGC-23-1569	No Significant Values				Monte Carlo
NFGC-23-1683[1]	36.20	38.25	2.05	23.52	Monte Carlo
Including	36.20	36.75	0.55	80.95
And[1]	51.55	54.25	2.70	18.85
Including	52.00	52.35	0.35	131.10
NFGC-23-1687[2]	54.40	59.00	4.60	3.21	Monte Carlo
And[1]	103.70	105.85	2.15	18.95
Including	104.90	105.40	0.50	77.73
NFGC-23-1690[2]	156.05	160.70	4.65	1.01	Monte Carlo
And[2]	166.75	168.75	2.00	91.86
Including	166.75	167.85	1.10	166.89

Table 2: Summary of composite results reported in this press release for Monte Carlo

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-997	265	-45	128	658333	5429276	Monte Carlo
NFGC-22-1008	300	-45	245	658363	5429428	Monte Carlo
NFGC-22-1021	120	-45	101	658359	5429317	Monte Carlo
NFGC-22-1025	315	-45	182	658278	5429116	Monte Carlo
NFGC-22-1045	120	-45	242	658658	5429190	Monte Carlo
NFGC-22-1070	280	-45	230	658588	5429172	Monte Carlo
NFGC-22-1077	330	-45	140	658613	5429217	Monte Carlo
NFGC-23-1090	30	-45	107	658547	5429198	Monte Carlo
NFGC-23-1094	305	-45	80	658546	5429198	Monte Carlo
NFGC-23-1096	355	-45.5	149	658543	5429155	Monte Carlo
NFGC-23-1101	68	-45	158	658543	5429155	Monte Carlo
NFGC-23-1113A	0	-48	218	658553	5429122	Monte Carlo
NFGC-23-1122	120	-45	269	658552	5429120	Monte Carlo
NFGC-23-1135	332	-45	185	658657	5429192	Monte Carlo
NFGC-23-1179	325	-45	198	658765	5429131	Monte Carlo
NFGC-23-1187	358	-57	204	658766	5429124	Monte Carlo
NFGC-23-1196	325	-45	267	658790	5429180	Monte Carlo
NFGC-23-1205	330	-45	294	658830	5429181	Monte Carlo
NFGC-23-1216	330	-45	228	658811	5429244	Monte Carlo
NFGC-23-1221	311	-45	234	658811	5429243	Monte Carlo
NFGC-23-1228	347	-60	252	658812	5429243	Monte Carlo
NFGC-23-1237	345	-47	297	658765	5429124	Monte Carlo
NFGC-23-1271	345	-61	263	658670	5429397	West Grid
NFGC-23-1280	75	-45	371	658671	5429397	West Grid
NFGC-23-1290	75	-45	248	658541	5429472	West Grid
NFGC-23-1298	345	-59	289	658541	5429472	West Grid
NFGC-23-1353	75	-45	254	658557	5429348	West Grid
NFGC-23-1362	345	-60	266	658556	5429348	West Grid
NFGC-23-1369	75	-45	254	658441	5429298	West Grid
NFGC-23-1381	345	-60	254	658441	5429298	West Grid
NFGC-23-1390	345	-59.5	266	658455	5429176	West Grid
NFGC-23-1399	75	-45	254	658343	5429031	West Grid
NFGC-23-1410	75	-45	240	658227	5428948	West Grid
NFGC-23-1420	345	-60	257	658225	5428950	West Grid
NFGC-23-1431	345	-60	263	658370	5428878	West Grid
NFGC-23-1441	78	-45	269	658371	5428876	West Grid
NFGC-23-1442	10	-47	101	658692	5429201	West Grid
NFGC-23-1455	345	-60	254	658252	5428830	West Grid
NFGC-23-1481	345	-60	263	658231	5428725	West Grid
NFGC-23-1503	345	-60	251	658386	5428753	West Grid
NFGC-23-1518	75	-45	260	658388	5428753	West Grid
NFGC-23-1531	345	-60	263	658363	5428651	West Grid
NFGC-23-1569	345	-60	290	658497	5428802	Monte Carlo
NFGC-23-1683	0	-45	80	658625	5429206	Monte Carlo
NFGC-23-1687	325	-42	146	658632	5429149	Monte Carlo
NFGC-23-1690	25	-45	219	658618	5429078	Monte Carlo

Table 3: Details of drill holes reported in this press release

Queensway 500,000m Drill Program Update

The Company is currently undertaking a 500,000m drill program at Queensway and approximately 33,000m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 metre and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found has submitted samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. Accreditation of the photon assay method at the MSA Val D’Or laboratory is in progress.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated October 11, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $29.5 million as of October 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available at SEDAR+ (www.sedarplus.ca), the Canadian Securities Administrators' national system that all market participants use for filings and disclosure, for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: October 11, 2023	By:	/s/ Collin Kettell
Chief Executive Officer